Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 2 DATED JULY 27, 2007

TO THE PROSPECTUS DATED APRIL 6, 2007

This prospectus supplement No. 2 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated April 6, 2007 (the “Prospectus”) and Supplement No. 1 to the Prospectus dated June 5, 2007. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

POTENTIAL ACQUISITION—PINEHURST APARTMENT HOMES

On July 2, 2007, one of our subsidiaries entered into a Purchase and Sale Agreement (the “Pinehurst Purchase Agreement”) with Pinehurst Associates, LLC, a Florida limited liability company for the purchase of Pinehurst Apartment Homes located at 500 NW 63rd Street, Kansas City, Missouri (“Pinehurst”). Our subsidiary is KC Pinehurst Associates, LLC (“KC Pinehurst”), a single-purpose Delaware limited liability company formed for the purpose of the acquisition. We will own a 97.5% interest in KC Pinehurst, and affiliates of JTL Properties, a Kansas City-based real estate investment and management company, own the remaining 2.5% interest. KC Pinehurst has not yet acquired Pinehurst. Although we believe that the acquisition of Pinehurst by KC Pinehurst is probable, the closing of such acquisition is subject to a number of conditions, and there can be no guarantee that such acquisition will be consummated.

If KC Pinehurst acquires Pinehurst pursuant to the Pinehurst Purchase Agreement, the operating agreement will provide that our investment will receive a priority preferred return of 9.0% on our invested equity.

The competitive conditions of Pinehurst are favorable. Pinehurst is a recently renovated 146-unit rental community developed in two phases in 1986 and 1988. The apartment complex is located in a mature submarket of Kansas City, Missouri. The property has an aggregate of 119,150 square feet of rentable area and was approximately 92.5% occupied as of July 11, 2007. We believe that the property is suitable and adequate for its intended purpose and is adequately covered by insurance.

No single tenant occupies in excess of 10% of Pinehurst’s rentable square footage. Information relating to the Pinehurst’s percentage occupancy rate and average effective annual rental per square foot for the years 2002 through 2005 is unavailable as Pinehurst Associates, LLC acquired Pinehurst in December 2005, and the data needed to disclose such information is not available for prior periods. The percentage occupancy rate and average effective annual rental per square foot for 2006 for Pinehurst Apartments is as follows:

2006
Average Effective Annual Rent per Unit	$7,145
Occupancy rate	94.7%

The following is a schedule of lease expirations and related information for each of 2007 and 2008:

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rental of Such Leases	Percentage of Gross Annual Rental Represented By Such Leases
2007	60	48,750	$451,056	44.6%
2008	74	60,850	$559,272	55.4%

There are no leases with terms expiring after 2008.

For federal income tax purposes, the tax basis in Pinehurst upon its acquisition by KC Pinehurst will be approximately $7,300,000. If KC Pinehurst consummates the acquisition of Pinehurst, the real property component of Pinehurst will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of 5 to 7 years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended December 31, 2006 on Pinehurst were $60,819 at a tax rate of 1.19057%.

The contract purchase price for Pinehurst was $7,125,000 exclusive of transaction costs and financing fees. In addition, KC Pinehurst will assume the existing first mortgage loan on the property in the amount of approximately $4,800,000. The first mortgage loan has a fixed interest rate of 5.58% with a 30-year amortization schedule. The maturity date for the first mortgage loan is January 1, 2016. The outstanding balance on the loan at the time of maturity will be approximately $4,111,000. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a standard formula based on the remaining life of the loan and then-current interest rates. KC Pinehurst intends to assume such first mortgage loan at the closing.

KC Pinehurst and CRES Management, LLC, an affiliate of JTL Properties, will enter into a property management agreement that provides for an initial one-year term with automatic renewals, termination by either party upon 30 days’ prior written notice and a management fee payable monthly in arrears equal to four percent of the monthly gross revenues of Pinehurst, which may be reduced in certain circumstances.

We have no proposed programs for the renovation, improvement or further development of the property at this time.